Exhibit 99.1
For Immediate Release
CECT YAMI II Wristwatch Mobile Phone Received ‘China’s Consumer Electronics
Appliances — Best Industrial Design Innovation Award’
     Beijing, China(July 30, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets, announced that one of its popular handsets, CECT YAMI II wristwatch mobile phone received “China’s consumer electronics appliances — Best Industrial Design Innovation Award” for the first half of 2008 by China International Consumer Electronics Show (SINOCES) and China Electronic News. China International Consumer Electronics Show (SINOCES) is an event sponsored by the Ministry of Commerce, the Ministry of Information Industry, the Ministry of Science and Technology and Shandong Provincial People’s Government and has evolved into one of the most prominent international professional fairs in the consumer electronics industry of the Asia-Pacific region. China Electronic News is one of the most influential consumer electronic publications in China.
     YAMI II, the second-generation wristwatch mobile phone weighing only 30 grams, has a phone, MP3 player, recorder, radio, U disk and Bluetooth. YAMI has become CECT’s fashionable phone brand with its innovative design.
     Mr. Wu Zhi Yang, Chairman of the Company, commented, “We are very proud that our YAMI II Wristwatch model was recognized by SINOCES and China Electronic News. This award is a powerful incentive to enterprises focusing on innovation. We believe our strategy of focusing on innovation and differentiation will bring us sustainable competitiveness and we will continuously develop such innovative products in the future.”
About Qiao Xing Mobile Communication Co., Ltd.:
     Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 30, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information, please contact:
   Ma Tao
   Qiao Xing Mobile Communication Co., Ltd.
   Tel:     +86-10-6250-1706
   Email: matao@cectelecom.com